

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

<u>Via E-mail</u>
Stephen Saber
Chief Executive Officer
The Pulse Network, Inc.
437 Turnpike Street
Canton, MA 02021

Re: The Pulse Network, Inc.
Current Report on Form 8-K
Filed March 29, 2013
File No. 000-54741

Dear Mr. Saber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please include updated audited financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly, including, but not limited to, updated pro forma financial information up to the date of the transaction.

2.   Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth in the filing. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, please provide support for the following:

   * "The Pulse-On Platform has been used to create and leverage communities for leading B2B and consumer brands" on page 6;
   * "Pulse Network had grown to be a leader in producing events around [certain identified business areas]" on page 7; and

- "Created by the team that developed the industry-leading Exgenex registration system" on page 7.

Item 1.01. Entry into a Material Definitive Agreement, page 2

3.   We note your disclosure that that the company redeemed 75 million shares of common stock of the company from Mohamad Ayad for an aggregate redemption price of $7.50 and a mutual release of claims with the company. Explain the nature of the claims Mr. Ayad had with the company, and to the extent material, provide corresponding qualitative disclosure. Please tell us whether any other consideration was given to Mr. Ayad directly or indirectly in connection with the transactions between the Pulse Network, Inc. (formerly known as iSoft International Inc.) and The Pulse Network, Inc.

Description of Business

The Pulse-On Platform, page 6

4.   With respect to all third-party statements in your filing – such as the study by MarketingProfs – please provide us with the relevant portion of the report. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the information. Also disclose the date of the study in the filing as well as the date of the Inbound Marketing Summit which you reference on page 7.

Event Database Platform, page 7

5.   You state that the Pulse Network has been providing services since 1992. However, on page 3, you state that the Pulse Network was incorporated on December 24, 2008. Please revise to reconcile these disclosures, or alternatively, please tell us how these statements are consistent.

Other

6.   You disclose on page 18 that during 2012, Pulse Network had sales to one customer that accounted for approximately 11% of total revenue during that fiscal year. Please tell us what consideration you have given to including disclosure here and in your risk factors explaining the nature of this relationship, and any resultant risks to investors. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Risk Factors

We may not be able to execute our business plan…, page 8

7.   You state on pages 8 and 18 that you will likely require additional funding in order to establish profitable operations. Please disclose the minimum dollar amount of funds that you require to conduct operations for a minimum period of one year.

If our estimates related to future expenditures are erroneous…, page 8

8.   You state that you estimate that your legal and accounting costs, and other expenses for the next twelve months will be between approximately $100,000 and $125,000. However, on page 10, in the third full risk factor, you state that you estimate SEC reporting obligations, and associated costs, at $125,000 alone. Please revise to ensure that your projected operating and reporting costs are consistent throughout the filing.

Other

9.   Please expand your risk factor disclosures to specifically alert investors as to how you would be impacted by the Sarbanes-Oxley Act. In particular, the risk factor should discuss exemptions for smaller reporting companies. For example, you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company. In the context of this discussion, the risks associated with this exemption should be disclosed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 18

10.   We note your disclosure on page 3 and elsewhere that the registrant was a shell company prior to the share exchange. Please consider expanding the discussion of your potential future need for additional capital that may arise from the restrictions on sales of unregistered securities under Rule 144 as a result of your former shell company status. For example, such restrictions may have an adverse impact on your ability to attract additional capital to implement your business plan or sustain operations. Please consider adding related risk factor disclosure, to the extent material, highlighting the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and the potential of attracting additional capital.

Liquidity and Capital Resources, page 16

11.   You state that your currently available cash will not be sufficient to satisfy your cash requirements under the present operating expectations, without further financing, for the next twelve months. Revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company's financial condition and the likelihood you will be able to pursue your business plan.

12.   We note your disclosure in Exhibit 99.1 that The Pulse Network, Inc. recently replaced an existing line of credit with a new line which allows it to borrow up to $150,000 and a three year term loan in the amount of $350,000. Please disclose the terms of these financial agreements under Liquidity and Capital Resources section and tell us what consideration you have given to filing such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 19

13.   We note the disclosure in footnote 3 that Stephen Saber has 15 million shares of Series B Preferred Stock that are convertible into 31,005,000 shares of common stock. This appears inconsistent with your disclosure elsewhere that the Series B Preferred Stock is convertible on a 1-for-5 basis into shares of common stock. Please revise.

14.   Please revise the beneficial ownership chart to disclose, in the footnotes or otherwise, the amount of voting power held by each of the shareholders listed on page 19. In this regard, we note that each of the three shareholders hold shares of Series B Preferred Stock which has significant voting rights that differ from the percentage of beneficial ownership held by each of the shareholders. Also, clarify the conversion rate of the Series B Preferred Stock throughout the filing. We note that your disclosures on pages 4 and 12 state that each share of Series B Preferred Stock is equal to 100 votes of common stock but your disclosures on pages 28 and 31 states that it is equal to 1,000 shares of common stock.

Certain Relationships and Related Transactions, and Director Independence, page 23

15.   We note your disclosure on page 16 that the company financed its business in part with "short term loans from primary shareholders and third parties." Please tell us what consideration you have given to providing related party disclosure regarding these loans pursuant to Item 404 of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

16.   We note that the accountant that reported on the most recent financial statements of iSoft International Inc. is not the same as the accountant that reported on the consolidated financial statements of The Pulse Network, Inc. for the years ended March 31, 2012 and 2011 included in this Form 8-K. Please be advised that in a reverse acquisition, this results in a change in accountants and triggers a disclosure obligation pursuant to Item 304 of Regulation S-K under Item 4.01 of Form 8-K. Tell us if a decision has been made as to which accountant will continue as the successor auditor and, if so, the date of such decision. Please revise the disclosures on page 30 of the Form 8-K to provide the disclosures required by Item 304 of Regulation S-K which should address any changes that occurred within 24 months prior to, or in any period subsequent to, the date of the audited financial statements of The Pulse Network, Inc. provided in the Form 8-K.

Item 9.01 Financial Statements and Exhibits

(b) Pro Forma Financial Information

Exhibit 99.2

General

17.   Revise to include an introductory paragraph that briefly sets forth a description of (i) the transaction, (ii) the entities involved, (iii) the periods presented, and (iv) an explanation of what the pro forma presentation shows. Refer to Rule 11-02(b)(2) of Regulation S-X as additional guidance in applying Rule 8-05 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Balance Sheets as of December 31, 2012

18.   Please provide us with further details of the common shares line item in this presentation. In this regard, we are unable to determine how it reflects the 75,000,000 shares of common stock issued by iSoft International Inc. in the share exchange. As a related matter, please also consider revising your presentation to include explanatory notes to accompany the pro forma adjustments. We refer you to Rule 11-02(b)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or in his absence me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC